Warsaw , 2002-06-07

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

02042113

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 14/2002.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 24 2002
WASH. D.C. 155 SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.
ul. Bracka
00-028 Warszawa, POLSK
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33
NIP 526-025-04-
Nr konta: BH S.A. I O/W-wa 10301016-084200

Current report no 14/2002

As a follow-up of the current report no 9/2002 dated April 3, 2002, the Management Board of "Orbis" S.A. herby informs that new dividend payment dates have been agreed in consultation with the National Depositary for Securities and that these dates will be presented in the motion filed by the Management Board to the annual General Assembly of Shareholders on June 26, 2002, i.e.:

1/ dividend (entitlement) date – August 1, 2002,
2/ dividend payment date – August 22, 2002.